Exhibit 99.1

Sinovac Forced to Temporarily Suspend Flu Vaccine Production Due to Disruptive Actions taken by Minority Shareholder of Sinovac Beijing

BEIJING, May 1, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac " or the "Company"), a leading provider of biopharmaceutical products in China, today announced it has been forced to temporarily suspend its flu vaccine production and destroy the flu vaccines it is currently producing. The Company expects this will result in its inability to supply flu vaccines for the 2018 to 2019 flu season. These decisions have been made necessary by the actions taken by Aihua Pan, the Chairman of the Board of the Company's controlled Chinese subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), who was appointed Chairman by Sinobioway Biomedicine Co., Ltd. ("Sinobioway"), the minority shareholder of Sinovac Beijing.

As previously announced, on April 17, 2018, Mr. Pan and dozens of unnamed individuals forcibly entered Sinovac Beijing's corporate offices in Shangdi site and limited the physical movement of the employees in Sinovac Beijing's general manager's office and finance department. This was in an attempt to take control of Sinovac Beijing's official seal, legal documents, accounting seal, financial documents and financial information systems. In attempting to forcibly take control of the Company's corporate offices, these individuals cut power to the facility in Shangdi site, thereby disrupting Sinovac Beijing's hepatitis A and seasonal flu vaccine production, seriously impacting Sinovac Beijing's production and manufacturing processes and very possibly damaging product quality.

Sinovac Beijing initiated its emergency response protocol and resumed production and quality management activities step-by-step. Once flu vaccine production was resumed, the quality assurance department performed several assessments of the production environment and vaccine safety. Unfortunately, it was determined that the quality and safety risks associated with salvaging these vaccines were not able to be completely eliminated. The Company is assessing the risk associated with other vaccine production at Shangdi site in parallel.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect  against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Media

ICR Inc.

United States

Phil Denning

Tel : 1-646 277 1258

Email : Phil.denning@icrinc.com

China :

Edmond Lococo

Tel : +86 10 6583 7510

Email : Edmond.Lococo@icrinc.com

Investors:

ICR Inc.

Bill Zima

Tel: 1-203--682-8233

Email: william.zima@icrinc.com